Hilda Mackow
                                     Vice President, Communications
                                     Moore Corporation Limited
                                     (416) 364-2600

                                     Lissa Perlman
                                     Kekst and Company
                                     (212) 593-2655

                 MOORE REAFFIRMS COMMITMENT TO ACQUIRE WALLACE;
                          TENDER OFFER EXPIRES TONIGHT

TORONTO (December 20, 1995) -- Moore Corporation Limited (TSE, ME, NYSE: MCL) reaffirmed today its commitment to acquire Wallace Computer Services (NYSE:
WCS). Reto Braun, Chairman & CEO, said, "We continue to believe that a combination of these two great companies would serve the best interests of Wallace and Moore shareholders, employees and customers. We fully intend to achieve that goal. From the outset, we said that if necessary we would take the issue directly to the shareholders through the proxy process. We have done that. The Wallace shareholders have now elected a new Board of Directors. The current tender offer expires today according to its terms, and we now hope to work directly with the new Wallace Board to achieve a mutually satisfactory agreement."

"The Wallace shareholders have clearly indicated their overwhelming support for this combination. By a greater than two to one vote, the Wallace shareholders removed the incumbent management slate, including CEO Robert Cronin, from the Board and in effect "just said no" to the former Board's policy of ignoring shareholders' wishes. Two-thirds (2/3) of the Wallace shareholders represented at the meeting voted to remove the entire Board -- a message no one can misinterpret. Clearly, Wallace shareholders demand a combination with Moore, not just "business as usual" from their directors. The new directors will no doubt bring an objective perspective to the Wallace Board. We expect the new Wallace Board to act responsibly to effectuate the wishes of their shareholders."

"Moore Corporation's own Board of Directors and management are committed to serving the best interests of Moore's shareholders, employees and customers. We will continue to focus on the implementation of our strategy which was approved by the Moore Board of Directors last year. Good progress has been made and, while Wallace would be an excellent fit for Moore, our future success is not dependent on the acquisition of Wallace. We will continue to lead our industry and serve our shareholders, who remain our first priority."

Moore's tender offer officially expires at 6:00 p.m. today EST, December 20, 1995.

                                      ###

Moore Corporation Limited (TSE, ME, NYSE: MCL) is a global leader in delivering information handling products and services that create efficiency and enhance competitiveness for customers. Founded in Toronto in 1882, Moore has approximately 20,000 employees and over 100 manufacturing facilities serving customers in 59 countries. Sales in 1994 were US$2.4 billion.